UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934
Pine Grove Alternative Fund
 (Name of Subject Company (Issuer))
Pine Grove Alternative Fund
 (Name of Filing Person(s) (Issuer))
SHARES OF BENEFICIAL INTEREST
 (Title of Class of Securities)
N/A
 (CUSIP Number of Class of Securities)
Matthew Stadtmauer
c/o FRM Investment Management (USA) LLC
452 5th Avenue, 26th Floor
New York, NY 10018
 (212) 649-6600
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
 Communications on Behalf of the Filing Person(s))
With a copy to:
William J. Bielefeld, Esq.
DECHERT LLP
1900 K Street, NW
Washington, DC 20006
(202) 261-3300

May 23, 2016
(Date Tender Offer First Published,
 Sent or Given to Security Holders)
CALCULATION OF FILING FEE
Transaction Valuation: $6,942,311.31 (a)	Amount of Filing Fee: $699.09 (b)

(a)	Calculated as the estimated maximum value of Shares being purchased.
(b)	Calculated at $100.70 per $1,000,000 of the Transaction Valuation.
 Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ________________________
Form or Registration No.: ________________________
Filing Party: ________________________
Date Filed: ________________________
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
third-party tender offer subject to Rule 14d-1.
 issuer tender offer subject to Rule 13e-4.
going-private transaction subject to Rule 13e-3.
amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:

ITEM 1.	SUMMARY TERM SHEET
The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.
Date	Name of Date	Definition
May 23, 2016	Commencement Date	the date as of which the Offer commenced
June 22, 2016*	Initial Notice Date	the date by which each Shareholder desiring to tender Shares for repurchase must provide proper notice to the Fund
August 31, 2016**	Initial Expiration Date
the date by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder's desire to tender Shares may properly notify the Fund of such Shareholder's desire to withdraw its previous tender request

September 30, 2016	Valuation Date
the date as of which the net asset value of the Shares is calculated, which will be the date specified in this table or, if the Fund properly authorizes any extension of the Offer beyond the Valuation Date, the last day of the month immediately following the month in which the Expiration Date occurs

*	The Fund may, subject to proper authorization, extend the time by which shareholders may provide proper notice to the Fund of their desire to tender their Shares for repurchase. In the event of any such extension, Shareholders will be notified in writing by the Fund. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above.
**	The Fund may, subject to proper authorization, extend the time by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder's desire to tender Shares may properly notify the Fund of such Shareholder's desire to withdraw its previous tender request. In the event of any such extension, Shareholders will be notified in writing by the Fund. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above.

ON MAY 11, 2016, THE BOARD OF TRUSTEES OF THE FUND (DEFINED BELOW) APPROVED A PLAN OF LIQUIDATION AND DISSOLUTION (THE "PLAN"). IN CONNECTION WITH THE LIQUIDATION OF THE FUND, THE BOARD HAS AUTHORIZED A FINAL TENDER WHEREIN THE FUND WILL OFFER TO REPURCHASE ANY OUTSTANDING SHARES IN EXCHANGE FOR CASH.  THE FINAL TENDER OFFER IS EXPECTED TO COMMENCE ON MAY 23, 2016, WITH A VALUATION DATE OF SEPTEMBER 30, 2016.  SHORTLY AFTER SEPTEMBER 30, 2016, THE FUND INTENDS TO MAKE AN IN-KIND DISTRIBUTION TO ANY REMAINING SHAREHOLDERS OF THE FUND'S ASSETS, WHICH ARE EXPECTED TO CONSIST ENTIRELY OF A NEW CLASS OF SHARES OF BENEFICIAL INTEREST OF THE PINE GROVE ALTERNATIVE INSTITUTIONAL FUND (THE "MASTER FUND") WITH THE SAME FEE STRUCTURE AS THE FUND.

FOLLOWING THE VALUATION DATE, THE FUND DOES NOT INTEND TO MAKE ANY FURTHER REPURCHASE OFFERS. SHAREHOLDERS WHO DO NOT PARTICIPATE IN THIS OFFER WILL RECEIVE A DISTRIBUTION IN-KIND OF THE FUND'S REMAINING ASSETS, WHICH ARE INVESTED ENTIRELY IN SHARES OF BENEFICIAL INTEREST OF THE MASTER FUND, AND WHICH WILL BE CONVERTED INTO A NEW CLASS OF SHARES OF BENEFICIAL INTEREST IN THE MASTER FUND.
AFTER THE EXPIRATION OF THE OFFER AND THE DISTRIBUTION IN-KIND OF SHARES OF BENEFICIAL INTEREST IN THE MASTER FUND, THE FUND INTENDS TO PROMPTLY DEREGISTER UNDER THE 1940 ACT (AS DEFINED BELOW). THE FUND IS OFFERING TO REPURCHASE SHARES IN AN AMOUNT UP TO THE TOTAL NET ASSET VALUE OF THE FUND, AS SET OUT BELOW. REMAINING SHAREHOLDERS WHO TO DO NOT TENDER THEIR SHARES OF BENEFICIAL INTEREST IN THE FUND FOR REPURCHASE WILL BECOME SHAREHOLDERS OF THE MASTER FUND AND CONTINUE TO BE SUBJECT TO ANY GAINS OR LOSSES IN THE MASTER FUND'S PORTFOLIO.
THE BOARD OF TRUSTEES AND THE INVESTMENT ADVISER URGE ALL MEMBERS TO CAREFULLY CONSIDER THE OFFER ON THE BASIS OF THE ABOVE CONSIDERATIONS AND RECOMMEND THAT THEY PARTICIPATE IN THE OFFER IF THEY WOULD LIKE TO LIQUIDATE THEIR INVESTMENT IN THE FUND AT THE PRESENT TIME AND DO NOT WISH RECEIVE AN IN-KIND DISTRIBUTION OF SHARES IN THE MASTER FUND.
The Pine Grove Alternative Fund (the "Fund"), in accordance with the terms and conditions set forth herein, is offering to repurchase Shares from Shareholders at their net asset value. As the Fund invests substantially all of its assets in shares of the Master Fund, a Delaware statutory trust the Fund's offer to purchase Shares is being made at the same time as an offer by the Master Fund. The Master Fund is offering to repurchase Master Fund shares in an amount up to 25% of the net assets of the Master Fund, with such additional amounts as may be required to meet the repurchase requests by the Fund, calculated as of the Valuation Date, and each Master Fund share tendered for purchase will be purchased at the net asset value per Master Fund share calculated as of such date. (Net asset value per Master Fund share is equal to (a) the difference between the value of the Master Fund's assets and the value of the Master Fund's liabilities, divided by (b) the number of Master Fund shares outstanding.)
The Fund is hereby offering to purchase Shares from Shareholders and each Share tendered for repurchase will be purchased at the net asset value per Share calculated as of the Valuation Date. (Net asset value per Share is equal to (a) the difference between the value of the Fund's assets and the value of the Fund's liabilities, divided by (b) the number of Shares outstanding.)
The offer to repurchase Shares (the "Offer") will remain open until 12:00 midnight, Eastern Time, on June 22, 2016, unless the Offer is extended. Shareholders desiring to tender Shares for repurchase must do so by 12:00 midnight, Eastern Time, on the Initial Notice Date (or later if the Offer is extended, the later of the Initial Notice Date and the latest time and date to which the Offer is extended is referred to as the "Notice Date"). The net asset value of Shares will be calculated for this purpose as of the Valuation Date, subject to final approval after the fiscal year-end audit. It is expected that the Fund's audit will be completed no later than 60 days after March 31, 2016, the fiscal year end of the Fund.
Shareholders may tender all or a portion of their shares. Each Shareholder that tenders any of its Shares that are accepted for repurchase by the Fund will be given a non-interest bearing, non-transferable promissory note (the "Note") entitling the Shareholder to receive an amount equal to the net asset value of the Shares tendered, determined as of the Valuation Date
If a Shareholder tenders their Shares, the Note will entitle the Shareholder to receive a payment in cash equal to 100% of the unaudited net asset value of the Shares as of the Valuation Date tendered by the Shareholder that are accepted for repurchase by the Fund (the " Payment"). The Payment will be paid to the Shareholder no later than 30 days after the Valuation Date, or if the Fund has requested withdrawals of its capital from the Master Fund in order to finance the repurchase of Shares, within ten business days after the Fund has received the total aggregate amount withdrawn from the Master Fund. The Master Fund may need to redeem some or all of its interests in certain underlying hedge funds in which the Master Fund invests ("Investment Funds") in order to fulfill the Fund's request to withdraw capital from the Master Fund. If any of the Investment Funds have delayed or suspended the rights of their respective investors to redeem interests in such Investment Funds, the Master Fund may not be able to fulfill the Fund's withdrawal request, which may force the Fund to delay the Payment. Shareholders will be notified promptly of any such or delay.
If the Fund accepts the tender of the Shareholder's Shares, the Fund will make payment for the Shares it repurchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Fund, withdrawals of its capital from the Master Fund, or borrowings.
Shareholders desiring to tender Shares for repurchase by the Fund should keep in mind that the Fund reserves the right to repurchase all of a Shareholder's Shares at any time if the aggregate value of such Shareholder's Shares is, at the time of such compulsory repurchase, less than the required minimum balance applicable for the Fund. This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for repurchase by the Fund.
Following this summary is a formal notice of the Fund's offer to repurchase the Shares. The Offer remains open to Shareholders until 12:00 midnight, Eastern Time, on the Initial Notice Date (or, if the Offer is extended, on the latest applicable Notice Date). Until that time, Shareholders have the right to change their minds and withdraw any tenders of their Shares until 12:00 midnight, Eastern Time, on the Initial Expiration Date (or, in the event of any extension of the Offer, by 12:00 midnight, Eastern Time, on the latest applicable date to which the expiration date is extended. The later of the Initial Expiration Date or the latest time and date to which Shareholders have the right to withdraw any tenders of their Shares is referred to as the "Expiration Date"). Shares withdrawn may be re-tendered, provided that such tenders are made before the applicable Notice Date by following the tender procedures described herein. The Offer to Shareholders remains revocable until 12:00 midnight, Eastern Time, on the Initial Expiration Date (or, if the Offer is extended, on the latest applicable Expiration Date).

If a Shareholder would like the Fund to repurchase any of its Shares, it should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to the Fund at the following addresses:
Regular Mail:
Pine Grove Alternative Fund
Attn: Transfer Agent
Atlantic Fund Services
PO Box 588
Portland, ME 04112

Overnight Address:
Pine Grove Alternative Fund
Attn: Transfer Agent
Atlantic Fund Services
3 Canal Plaza, Ground Floor
Portland, ME 04101

(ii) fax it to the Fund at (207) 347-2195 or (iii) e-mail it to the Fund at pinegrove.ta@atlanticfundservices.com, so that it is received before 12:00 midnight, Eastern Time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern Time, on the latest applicable Notice Date).
The value of the Shares will likely change between March 31, 2015, the last time the Fund calculated its net asset value, and the Valuation Date, the date as of which the value of Shares will be determined for purposes of calculating the repurchase price for Shares. Shareholders may obtain the estimated net asset value of their Shares, which the Fund calculates monthly based upon the information the Fund receives from the managers of the investment funds in which it invests, by contacting the Fund at (855) 699-3103, or at the address listed above, Monday through Friday, except holidays, during normal business hours from 8:00 a.m. to 6:00 p.m., Eastern Time.
Please note that, just as each Shareholder has the right to withdraw its tender, the Fund has the right to cancel, amend, or postpone this Offer at any time before 12:00 midnight, Eastern Time, on the Initial Expiration Date (or, if the Offer is extended on the latest applicable Expiration Date). Also realize that although the Offer expires on the Initial Expiration Date a Shareholder that tenders all or a portion of its of its Shares will remain a Shareholder of the Fund with respect to the Shares tendered and accepted for repurchase by the Fund through the Valuation Date, when the net asset value of the Shareholder's Shares tendered to the Fund for repurchase is calculated.
ITEM 2.	ISSUER INFORMATION
(a) The name of the issuer is Pine Grove Alternative Fund. The Fund is registered under the Investment Company Act of 1940 (the "1940 Act") as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The Fund's principal executive office is located at 452 5th Avenue, 26th Floor, New York, NY 10018, and its telephone number is (212) 649-6600.
(b) The title of the securities which are the subject of the Offer is "shares of beneficial in-

terest of the Fund." Subject to the conditions set out in the Offer, the Fund will repurchase Shares in an amount up to the total net assets of the Fund which are tendered and not withdrawn by Shareholders as described above in Item 1, subject to any applicable extension of the Offer. The Fund's Offer is being made at the same time as an offer by the Master Fund, and the Master Fund is offering to purchase Master Fund shares in an amount up to 25% of the net assets of the Master Fund, with such additional amounts as may be required to meet the repurchase requests by the Fund.
(c) There is no established trading market for the Shares, and any transfer thereof is strictly limited by the terms of the Fund's Agreement and Declaration of Trust dated as of September 12, 2013 (as it may be amended, modified, or otherwise supplemented from time to time, the "Declaration of Trust").
ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON
The name of the filing person (i.e., the Fund and the subject company) is Pine Grove Alternative Fund. The Fund's principal executive office is located at 452 5th Avenue, 26th Floor, New York, NY 10018, and its telephone number is (212) 649-6600. The investment adviser of the Fund is FRM Investment Management (USA) LLC (formerly, Pine Grove Asset Management LLC) (in its capacity as such, the "Adviser"). The Adviser's principal executive office is located at 452 5th Avenue, 26th Floor, New York, NY 10018, and its telephone number is (212) 649-6600. The Adviser is a subsidiary of Man Group plc, a global asset manager. The members of the Fund's Board of Trustees (the "Board of Trustees") are Matthew Stadtmauer, Jonathan Morgan, Boris Onefater and Mattia Auriemma. The address of each member of the Board of Trustees is c/o Atlantic Fund Services, Three Canal Plaza, Suite 600, Portland, Maine 04101, and the telephone number of each member of the Board of Trustees is (855) 699-3103.
ITEM 4.	TERMS OF THE TENDER OFFER
(a)   (1)   ON MAY 11, 2016, THE BOARD OF TRUSTEES OF THE FUND  APPROVED THE PLAN. IN CONNECTION WITH THE LIQUIDATION OF THE FUND, THE BOARD HAS AUTHORIZED A FINAL TENDER WHEREIN THE FUND WILL OFFER TO REPURCHASE ANY OUTSTANDING SHARES IN EXCHANGE FOR CASH.  THE FINAL TENDER OFFER IS EXPECTED TO COMMENCE ON MAY 23, 2016, WITH A VALUATION DATE OF SEPTEMBER 30, 2016.  SHORTLY AFTER SEPTEMBER 30, 2016, THE FUND INTENDS TO MAKE AN IN-KIND DISTRIBUTION TO ANY REMAINING SHAREHOLDERS OF THE FUND'S ASSETS, WHICH ARE EXPECTED TO CONSIST ENTIRELY OF A NEW CLASS OF SHARES OF BENEFICIAL INTEREST OF THE MASTER FUND WITH THE SAME FEE STRUCTURE AS THE FUND.
(i) Subject to the conditions set out in the Offer and to the limitation described in the following two sentences, the Fund will repurchase Shares in an amount up to the total net assets of the Fund that are tendered by Shareholders, and not withdrawn as described in Item 4(a)(1)(vi) below, by 12:00 midnight, Eastern Time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern Time, on the latest applicable Notice Date). The Fund's Offer is being made at the same time as an offer by the Master Fund, and the Master Fund is offering to purchase Master Fund shares in an amount up to 25% of the net assets of the Master Fund.

(ii) The repurchase price of the Shares tendered to the Fund for repurchase will be their net asset value as of the close of business on the Valuation Date.
Shareholders may tender all or a portion of their Shares for repurchase by the Fund (keeping in mind that the Fund reserves the right to repurchase all of a Shareholder's Shares at any time if the aggregate value of such Shareholder's Shares is, at the time of such compulsory repurchase, less than the required minimum balance applicable for the Fund). Each Shareholder tendering Shares which are accepted for repurchase will be given a Note promptly after the Initial Expiration Date (or, in the event of any extension of the offer, promptly after on the latest applicable expiration date). The Note will entitle the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the Shares being repurchased. This amount will be the value of the Shareholder's Shares determined as of the Valuation Date and will be based upon the net asset value of the Fund's assets determined as of that date, after giving effect to all allocations to be made as of that date.
The Note will entitle the Shareholder to receive a Payment in an amount equal to 100% of the unaudited net asset value of the Shares tendered and accepted for repurchase by the Fund, determined as of the Valuation Date. Payment of this amount will be made within approximately 30 days after the Valuation Date or, if the Fund has requested withdrawals of its capital from the Master Fund in order to finance the repurchase of Shares, within 10 business days after the Fund has received the total aggregate amount withdrawn by the Fund from the Master Fund. The Master Fund may need to redeem some or all of its interests in certain underlying hedge funds in which the Master Fund invests ("Investment Funds") in order to fulfill the Fund's request to withdraw capital from the Master Fund. If any of the Investment Funds have delayed or suspended the rights of their respective investors to redeem interests in such Investment Funds, the Master Fund may not be able to fulfill the Fund's withdrawal request, which may force the Fund to delay the Payment. Shareholders will be notified promptly of any such delay.
(iii) Shareholders desiring to tender Shares for repurchase must do so by 12:00 midnight, Eastern Time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern Time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares before 12:00 midnight, Eastern Time, on the Initial Expiration Date (or, if the Offer is extended, on the latest applicable Expiration Date).
(iv) Not applicable.
(v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. In the event that the Fund properly authorizes any extension of the Offer beyond the Valuation Date, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined at the close of business on the last day of the month immediately following the month in which the Expiration Date occurs. The Fund also reserves the right, at any time and from time to time, to: (a) to cancel the Offer in the circumstances set out in Section 8 of the Offer and in the event of such cancellation, not to repurchase or pay for any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares for repurchase. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.
(vi) A tender of Shares made pursuant to this Offer may be withdrawn at any time before 12:00 midnight, Eastern Time, on the Initial Expiration Date (or, if the Offer is extended on the latest applicable Expiration Date).
(vii) Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or fax or e-mail a completed and executed Letter of Transmittal to the Fund, at the fax number or e-mail address set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail, fax, or e-mail no later than 12:00 midnight, Eastern Time, on the Initial Notice Date (or, if the Offer is extended, no later than 12:00 midnight, Eastern Time, on the latest applicable notice date). The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission.
Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number or e-mail address set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, Shares withdrawn may be tendered again provided that such tenders are made before the Initial Notice Date (or, if the Offer is extended on the latest applicable Notice Date) by following the tender procedures described above.
(viii) For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder's tender of Shares as when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder's tender and election to repurchase such Shares.
(ix) If Master Fund shares in excess of 25% of the net assets of the Master Fund are duly tendered to the master Fund by Shareholders before the applicable Notice Date and not withdrawn, as part of the Master Fund's corresponding offer, the Master Fund, in its sole discretion, may : (a) accept the additional Master Funds Shares permitted to be accepted pursuant to Rule 13e-4(f)(1) under the 1934 Act; or (b) amend and extend the Master Fund's corresponding offer to increase the amount of Master Fund shares which the Master Fund is offering to repurchase. Additionally, the Offer may be extended, amended, or canceled in various other circumstances described in Item 4(a)(1)(v) above.
(x) The repurchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund's aggregate assets due to the Fund's payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. Similar risks apply to the Master Fund with respect to the Master Fund's corresponding offer. However, The Fund believes that this result is unlikely, however, given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund are relatively fixed may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders subsequent to the date of this Offer and from time to time.
(xi) Not applicable.
(xii) The following discussion is a general summary of the federal income tax consequences of the repurchase of Shares by the Fund from Shareholder pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a repurchase of their Shares by the Fund pursuant to the Offer.
The sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a "sale or exchange," or under certain circumstances, as a "dividend." Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the "Code"), a sale of Shares pursuant to the Offer generally will be treated as a "sale or exchange" if the receipt of cash by the Shareholder: (a) results in a "complete termination" of the Shareholder's interest in the Fund, (b) is "substantially disproportionate" with respect to the Shareholder, or (c) is "not essentially equivalent to a dividend" with respect to the Shareholder. In determining whether any of these tests have been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for "sale or exchange" treatment are met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares repurchased in the Offer and the Shareholder's adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual's income exceeds certain threshold amounts.
If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a "dividend" to the extent of such Shareholder's allocable Share of the Fund's current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder's allocable Share of the Fund's current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder's adjusted basis in its Shares), and any amounts in excess of the Shareholder's adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if a tender of Shares is treated as a "dividend" to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.
Foreign Shareholders. Any distribution to a tendering Shareholder who is not a citizen or resident of the United States or is a foreign entity (a "Foreign Shareholder") generally will be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of

Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as "controlled foreign corporations," corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.
Backup Withholding. The Fund generally will be required to withhold tax at the rate of 28% ("backup withholding") from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number or otherwise establish an exemption from the backup withholding tax rules. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed Form W-8BEN, signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder's U.S. federal income tax liability.
(a) (2) Not applicable.
(b) Any Shares to be repurchased from any affiliate, officer, or member of the Board of Trustees, of the Fund will be on the same terms and conditions as any other repurchase of Shares.
ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS
The Fund's Prospectus dated July 31, 2015 (as it may be amended, modified, or otherwise supplemented from time to time, the "Prospectus") provides that the Board of Trustees has the discretion to determine whether the Fund will repurchase Shares from Shareholders from time to time pursuant to written tenders. Each such repurchase offer will generally be conducted in parallel with similar repurchase offers made by the Master Fund with respect to shares of the Master Fund. The Prospectus also states that the Adviser expects that it will recommend to the Master Fund's board of trustees that the Master Fund repurchase Master Fund shares from Master Fund shareholders quarterly, on each March 31, June 30, September 30, and December 31 each year. The Fund's Board of Trustees has previously generally authorized corresponding purchases for the Fund's Shares as of the same dates, however, pursuant to the terms of the Plan, the Offer will be the Fund's last tender offer to purchase shares.
The Fund is not aware of any contract, arrangement, understanding, or relationship (whether or not legally enforceable) relating directly or indirectly to the Offer between (i) the Fund, the Adviser, the Board of Trustees, or any person controlling the Fund, the Adviser, or the Board of Trustees and (ii) any other person, with respect to the Shares.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS
(a) The purpose of the Offer is to provide liquidity to Shareholders that hold Shares as contemplated by, and in accordance with, the procedures set out in the Fund's Prospectus. IN ADDITION, ON MAY 11, 2016, THE BOARD OF TRUSTEES OF THE FUND APPROVED THE PLAN. IN CONNECTION WITH THE LIQUIDATION OF THE FUND, THE BOARD HAS AUTHORIZED A FINAL TENDER WHEREIN THE FUND WILL OFFER TO REPURCHASE ANY OUTSTANDING SHARES IN EXCHANGE FOR CASH.  THE FINAL TENDER OFFER IS EXPECTED TO COMMENCE ON MAY 23, 2016, WITH A VALUATION DATE OF SEPTEMBER 30, 2016.  SHORTLY AFTER SEPTEMBER 30, 2016, THE FUND INTENDS TO MAKE AN IN-KIND DISTRIBUTION TO ANY REMAINING SHAREHOLDERS OF THE FUND'S ASSETS, WHICH ARE EXPECTED TO CONSIST ENTIRELY OF A NEW CLASS OF SHARES OF BENEFICIAL INTEREST OF THE MASTER FUND WITH THE SAME FEE STRUCTURE AS THE FUND.
(b) Shares tendered to the Fund in connection with the Offer will be retired. The Fund will stop accepting purchases into the Fund on May 11, 2016.
(c)  IT IS EXPECTED THAT THE FUND WILL LIQUIDATE, DISSOLVE AND TERMINATE AS PROMPTLY AS PRACTICABLE FOLLOWING THE COMPLETION OF THE OFFER PURSUANT TO THE TERMS AND CONDITIONS OF THE PLAN. FOLLOWING THE VALUATION DATE, THE FUND DOES NOT INTEND TO MAKE ANY FURTHER REPURCHASE OFFERS. SHAREHOLDERS WHO DO NOT PARTICIPATE IN THIS OFFER WILL RECEIVE A DISTRIBUTION IN-KIND OF THE FUND'S REMAINING ASSETS, WHICH IS EXPECTED TO CONSIST ENTIRELY OF SHARES OF THE MASTER FUND.
AFTER THE EXPIRATION OF THE OFFER AND THE DISTRIBUTION IN-KIND OF SHARES OF BENEFICIAL INTEREST IN THE MASTER FUND, THE FUND INTENDS TO PROMPTLY DEREGISTER UNDER THE 1940 ACT). THE FUND IS OFFERING TO REPURCHASE SHARES IN AN AMOUNT UP TO THE TOTAL NET ASSET VALUE OF THE FUND, AS SET OUT BELOW. REMAINING SHAREHOLDERS WHO TO DO NOT TENDER THEIR SHARES FOR REPURCHASE WILL BECOME SHAREHOLDERS OF THE MASTER FUND AND CONTINUE TO BE SUBJECT TO ANY GAINS OR LOSSES IN THE MASTER FUND'S PORTFOLIO.
The Fund, the Adviser, and the Board of Trustees do not have any other plans or proposals not already described which relate to, or would result in: (1) the acquisition by any person of additional Shares or the disposition of Shares; (2) an extraordinary transaction involving the Fund, such as a merger or reorganization; (3) any material change in the present indebtedness or distribution policy of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including without limitation any change in the number or the term of members of the Board of Trustees, the filling of any existing vacancy on the Board of Trustees, or any change in any material term of the employment contract of any executive officer; (5) a purchase or sale of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other materi-

al change in the Fund's corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Declaration of Trust or other governing instruments or any other action which could impede the acquisition of control of the Fund.
Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.
ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  (a) The Fund expects that the amount offered for the repurchase of Shares pursuant to the Offer, which is being made at the same time as an offer by the Master Fund, whose own offer will not exceed 25% of the net assets of the Master Fund (unless the Master Fund elects to repurchase a greater amount), will be paid from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of securities and portfolio assets held by the Fund; (iii) withdrawals of its capital from the Master Fund; and (iv) possibly borrowings, as described in paragraph (d) below. The Fund will segregate, with its custodian, cash, liquid securities, or Master Fund shares which the Fund, as a Master Fund shareholder, has tendered to the Master Fund for purchase in a corresponding offer by the Master Fund (or any combination of any of the foregoing items) equal to the value of the amount estimated to be paid under any Note as described above.
(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.
(c) Not applicable.
(d) None of the Fund, the Adviser, and the Board of Trustees has determined at this time to borrow funds to repurchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the repurchase amount for Shares, subject to compliance with applicable law. If the Fund finances any portion of the repurchase amount in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and, if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by new or existing Shareholders, from withdrawals of its capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Fund.
ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER
(a) Based on shares outstanding as of March 31, 2015, the aggregate shares and percentage interest of such shares held by the Fund, the Adviser, any Trustee, any Fund officer or any person controlling the Fund or the Adviser are:

Name	Relationship to Fund	Number of Shares	Total Beneficial Ownership (%)
Matthew Stadtmauer*	President, Chief Executive Officer and Trustee	50.818	0.710%
Thomas N. Williams **	Portfolio Manager of the Adviser	50.818	0.710%
*	The address of each member of the Board of Trustees is c/o Atlantic Fund Services, Three Canal Plaza, Suite 600, Portland, Maine 04101.
**	The address of the Portfolio Manager of the Adviser is 452 5th Avenue, 26th Floor, New York, NY 10018.
(b) Other than the acceptance of subscriptions for Shares as of the Prior Two Admission
Dates on April 1, 2016 and May 1, 2016, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees, or any person controlling the Fund or the Adviser.
ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED
No persons have been directly or indirectly employed or retained, or are to be compensated, by the Fund to make solicitations or recommendations in connection with the Offer.
ITEM 10.	FINANCIAL STATEMENTS
(a) (1) Reference is made herein to the following financial statements and such financial statements are incorporated in their entirety herein by reference:
•	Semi-Annual Report of the Fund on Form N-CSR for the period ended September 30, 2015, as filed with the SEC on December 2, 2015.
•	Annual Report of the Fund on Form N-CSR for the year ended March 31, 2015, as filed with the SEC on June 2, 2015, including its audited financial statements and the notes thereto.
Copies of the financial statements referenced above can be obtained as provided in the Fund's prospectus.
(2) The Fund is not required to, and does not, file quarterly unaudited financial statements under the 1934 Act.
(3) Not applicable.
(4) See (a)(1) above.
(b) The Fund's assets will be reduced by the amount of the tendered Shares repurchased by the Fund pursuant to this Offer. Thus, income relative to assets may be affected by this Offer.

ITEM 11.	ADDITIONAL INFORMATION
(a)	(1) None.
(2)	None.
(3)	Not applicable.
(4)	Not applicable.
(5)	None.
(b)	None.
ITEM 12.	EXHIBITS
Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:
A.	Cover Letter to Offer to Purchase and Letter of Transmittal
B.	Offer to Purchase
C.	Form of Letter of Transmittal
D.	Form of Notice of Withdrawal of Tender
E.	Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.
PINE GROVE ALTERNATIVE FUND

By:   /s/ Matthew Stadtmauer
Name: Matthew Stadtmauer
Title: President, CEO and Trustee

May 23, 2016

EXHIBIT INDEX
EXHIBIT
A.	Cover Letter to Offer to Purchase and Letter of Transmittal
B.	Offer to Purchase
C.	Form of Letter of Transmittal
D.	Form of Notice of Withdrawal of Tender
E.	Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender